Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 (312) 845-3484 warren@chapman.com

August 26, 2025

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 20, 2025 (the “Registration Statement”). The Registration Statement relates to the Roundhill WeeklyPayTM Universe ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Cover Page

Please include cover page disclosure presented by the underlying funds.

Response to Comment 1

Pursuant to the Staff’s comment, the cover page has been revised accordingly.

Comment 2 – Principal Investment Strategies

Please disclose that each underlying WeeklyPayTM Fund provides exposure to a single company and list the current company in which each underlying WeeklyPayTM Fund invests.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Additional Information Regarding the Fund’s Investment Strategies”:

Each WeeklyPayTM Fund provides exposure to a single company. As of ________, 2025, the Index was composed of the constituents set forth below. Please note that these are subject to change. For a more up-to-date version of the Fund’s holdings, please visit the Fund’s website.

Comment 3 – Principal Investment Strategies

Please disclose whether there is any risk that the Fund may not make a weekly distribution payment. Please disclose whether distributions will be paid even if the Fund, the reference asset or the underlying swap is losing money. If the Fund may forgo a weekly distribution payment based upon prevailing market conditions, please change the name of the Fund, as the Staff believes such name would be misleading.

Response to Comment 3

The Registrant intends to make a weekly distribution payment regardless of market conditions, including in the unlikely scenario in which each of the Fund’s WeeklyPayTM Fund holdings makes no distribution. While prevailing market conditions will affect the amount of such distribution from week to week, the entire premise of the Fund’s principal investment strategy, and thus the Fund’s name, is that the Fund will make a weekly distribution payment.

Comment 4 – Principal Investment Strategies

Please supplementally inform the Staff whether the Fund plans to disclose an estimate or historical payout in its marketing materials.

Please disclose whether the Fund expects the payment of the weekly distribution to be ordinary income or return of capital. If it intends for a significant portion to be a return of capital, please disclose that return of capital represents a return of a portion of a shareholder’s invested capital and is not taxable in the year that it is received unless the distribution exceeds such shareholder’s basis in the Fund; however, return of capital may result in an increase in the later gain in the sale of the Fund’s shares.

Response to Comment 4

The Registrant confirms that the Fund plans to disclose a historical payout in its marketing materials.

The Registrant expects that a substantial portion of the Fund’s weekly distribution to consist of return of capital. However, the Fund will not know that for certain until the end of the year. Disclosure regarding return of capital is set forth in “Distribution Tax Risk,” which is reproduced below.

DISTRIBUTION TAX RISK. The Fund currently expects to make distributions on a weekly basis. Such frequent distributions may expose investors to increased tax liabilities. However, these distributions may exceed the Fund’s income and gains for the Fund’s taxable year. Distributions in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital. A return of capital distribution generally will not be taxable but will reduce the shareholder’s cost basis and will result in a higher capital gain or lower capital loss when those Fund Shares on which the distribution was received are sold. Once a Fund shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain if a Fund shareholder holds Fund Shares as capital assets. Additionally, any capital returned through distributions will be distributed after payment of Fund fees and expenses. Because a portion of the Fund’s distributions may consist of return of capital, the Fund may not be an appropriate investment for investors who do not want their principal investment in the Fund to decrease over time or who do not wish to receive return of capital in a given period. In the event that a shareholder purchases Fund Shares shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Comment 5 – Principal Investment Strategies

Please confirm that the Fund will use a relative VaR test under Rule 18f-4.

Response to Comment 5

The Registrant confirms that the Fund will only have exposure to shares of the underlying WeeklyPayTM Funds. Therefore, Rule 18f-4 is not applicable to the Fund.

Comment 6 – Principal Investment Strategies

Please supplementally provide the Index’s methodology and current holdings.

Please also disclose whether the Fund will be concentrated and, if so, in what industries.

Response to Comment 6

The Registrant confirms that it will provide the Staff with the Index’s methodology and current holdings.

With respect to the second portion of the Staff’s comment, the Registrant respectfully points the Staff the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund will be concentrated (i.e. hold 25% or more of its total assets) in an industry or a group of industries to the extent that the Index is so concentrated.

Comment 7 – Principal Risks

Please consider whether “Indirect Investment Risk” should be added as a principal risk of the Fund.

Response to Comment 7

Pursuant to the Staff’s comment, “Indirect Investment Risk” has been added as a principal risk of the Fund.

Comment 8 – Principal Risks

In response to Item 9 of Form N-1A, please consider elaborating on the risks of investing in each of the securities in the underlying WeeklyPayTM Funds.

Response to Comment 8

The Registrant has thoughtfully considered the Staff’s comment and respectfully declines to revise the existing risk disclosure to include company-specific disclosure for each company that an underlying WeeklyPayTM Fund provides exposure. Due to the number of Index components, the risk of an exposure to any particular company does not constitute a principal risk of the Fund.

Comment 9 – Statement of Additional Information

The Staff notes the concentration policy set forth in the section entitled “Investment Objective and Policies” in the Statement of Additional Information. Please disclose the industries in which the Fund is concentrated, if any, as of June 30 (or a more recent date) and disclose that the Fund considers the underlying investments of other investment companies when determining compliance with its concentration policy.

Response to Comment 9

Pursuant to the Staff’s comment, the Fund will add the following disclosure to the Statement of Additional Information:

Additionally, as it relates to the fundamental policy set forth in (7) above, the Fund will consider the underlying investments of other investment companies when determining compliance with its concentration policy.

The Fund respectfully declines to include the Fund’s current concentration, if any, in the Statement of Additional Information as such information is included in the summary section of the Prospectus.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

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